Exhibit 23

Consent of Independent Auditors

The Plan Administrator of the

Clayton Williams Energy, Inc. 401(k) Plan and Trust:

We consent to the incorporation by reference in registration statements (No. 33-69688) on Form S-8 of Clayton Williams Energy, Inc. of our report dated June 25, 2003 related to the statements of net assets available for plan benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2002 and the related supplemental schedules as of December 31, 2002 and for the year then ended, which report appears in the December 31, 2002 annual report on Form 11-K of the Clayton Williams Energy, Inc. 401(k) Plan and Trust.

KPMG LLP

Dallas, Texas

June 25, 2003